Mail Stop 3561
	April 13, 2006

Thomas C. Tekulve
Chief Financial Officer
Basin Water, Inc.
8731 Prestige Court
Rancho Cucamonga, CA 91730

	Re:	Basin Water, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed March 27, 2006
	File No. 333-131794

Dear Mr. Tekulve:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

Our Company, page 1
1. We note your response to comment 7 in our letter dated March
10,
2006. Please revise to briefly explain the ion-exchange process for water treatment. Further, it appears that your prospectus still contains technical terms that should be defined. For example, please define "coagulation microfiltration," "reverse osmosis" and "electrodialysis reversal," as used in the first full risk factor on page 10. Please revise here and throughout the prospectus accordingly.

Risk Factors, page 8
2. We note your response to comment 10 in our letter dated March
10,
2006. It appears, however, that the risk factor beginning "Changes in, or interpretations of, accounting rules and regulations..." on page 21 is still generic in nature and should be removed or revised to state a specific, material risk.
3. We note your response to comment 11 in our letter dated March
10,
2006. It appears that in many of your revisions, you merely removed one or more of the terms cited in our comment. Please, however, revise to more precisely articulate the specific risk or consequence that would result from each risk factor.

Business, page 52

Our Solution and Strengths, page 55
4. We note your response to comment 26 in our letter dated March
10,
2006. Please disclose in the prospectus your competitors` 1.5% to 5.0% waste rates range for nitrate and arsenic and the basis for your belief that this range is a reasonable representation.
5. We note your response to comment 27 in our letter dated March
10,
2006. Please expand your disclosure to briefly explain why reverse osmosis and electrodialysis reversal use significant amounts of electrical power as compared to your system.

Certain Relationships and Related Party Transactions, page 82

Common Stock Issuances, page 83
6. Please disclose the price per share paid by the individuals listed in the table for the common shares. See Item 404(a) of Regulations
S-K.

Description of Capital Stock, page 89
7. We note your response to comment 35 in our letter dated March
10,
2006. You revised your disclosure to state that there were 10,303,047 shares of common stock outstanding as of January 31, 2006.
On page 87, however, you disclosed that the number of outstanding shares as of January 31, 2006 is 12,664,672. Further, based on your balance sheet as of December 31, 2005, you have 10,303,047 common shares and 2,361,625 preferred shares issued and outstanding. Please revise to reconcile or advise.




Notes to Financial Statements, page F-7

Note 2-Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7
8. Please tell us what point of the manufacturing process you enter
into long-term service arrangements with a customer when you manufacture a water treatment system and retain ownership. Also tell us if these systems are typically standard or they are built to suit
the specifications of each individual customer.
9. We note your response to comment 41 in our letter dated March
10,
2006. Please advise or confirm that you convey to customers the right to use a specified water treatment system for a stated period of time in the instances where these systems are not purchased from
you.  In these instances, please tell us if these long-term
service
contracts meet the definition of a lease and qualify for lease accounting. See EITF 01-8. In your response, tell us if the contracts are dependent on the use of specific treatment systems, who has the ability or right to operate or control the treatment systems
or if it is remote that any third parties will take more than a minor
output from the water treatment systems. If after further consideration you conclude that these long-term service contracts are leases, please tell us if the leases are classified as either operating or capital leases, specifically as it relates to the purchase and renewal options and how they impact your conclusion, if at all. If the arrangements qualify for capital lease treatment please further explain if they are direct financing or sales type leases and the reasons to support your conclusion.
10. We note your response to comment 41 in our letter dated March
10,
2006.  Please tell us how you satisfied the criteria to determine the
capital and the volume components of service arrangements could be accounted for separately as multiple deliverables. See paragraph 9 of EITF 00-21. Tell us how you each element has standalone value to a customer, your basis for objective and reliable evidence of fair value and if the arrangements contain any right of return for delivered or non-delivered items and who controls the right. Tell us which elements you consider to be delivered and undelivered. If you do not have sufficient vendor specific objective evidence of fair value for the delivered item, please tell us how you were able to reasonably estimate the fair value of the undelivered item to apply the residual method. Alternatively, please tell us why this issue is not applicable.

Note 15. Stock Options and Warrants, page F-23
11. Please tell us if you are required to deliver registered common shares to any warrant holders. If settlement in registered common shares is at all permitted, tell us the circumstances it is permitted and who controls the option. Tell us if you have considered liability classification for the warrants at their fair value.
See
paragraph 14 of EITF 00-19. In the instances where warrant holders have waived these rights with respect to this offering, tell how these holders are impacted in future periods, if at all.

Recent Sales of Unregistered Securities, page II-2
12. We note your response to comment 48 in our letter dated March
10,
2006, however, we partially reissue the comment. For each of the transactions, as applicable, please state the aggregate amount of the consideration received by Basin Water for the securities sold.
For
example, please expand your disclosure in paragraphs 4, 5, 7 9 and
10
to quantify the aggregate consideration received by Basin Water. Please disclose the value of warrants or options sold for each of the transactions. See Item 701(c) of Regulation S-K.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Michael Moran, Branch Chief, at (202) 551-3841, if
you
have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at
(202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-
3238
with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director



cc: 	Faye H. Russell, Esq.
	Latham & Watkins LLP
	Fax: (858) 523-5450


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Thomas C. Tekulve
Basin Water, Inc.
April 13, 2006
Page 1